ORRICK, HERRINGTON & SUTCLIFFE LLP

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405 HOWARD STREET
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Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

December 22, 2014

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker, Assistant Director
Julie Griffith
Stephen Kim
Doug Jones

Re:	Arcadia Biosciences, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 22, 2014
CIK No. 0001469443

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Arcadia Biosciences, Inc. (“we,” “us” or the “Company”), in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 5, 2014, relating to the draft registration statement on Form S-1 confidentially submitted on November 12, 2014 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, six (6) copies of Amendment No. 1 in paper format, which have been marked to show changes from the initial Registration Statement.

General

1.              Your Exhibit Index indicates that you intend to seek confidential treatment with respect to some of your exhibits. Please confirm your understanding that all requests for confidential treatment must be resolved prior to a request for acceleration.

The Company acknowledges the Staff’s comment and confirms that it understands that all requests for confidential treatment must be resolved prior to a request for acceleration.

2.              To the extent that you have relied on any reports or studies that you commissioned from third party sources to support your disclosure, please provide the consents of these third parties with your next amendment or tell us why you believe that you are not required to do so.

The Company advises the staff that it has commissioned Phillips McDougall to prepare a report regarding certain trait value data that it expects to use in the Industry Overview section. This report will be completed subsequent to the submission of Amendment No. 1 and therefore the Company plans to provide the Staff with Phillips McDougall’s consent in conjunction with the next amendment to the Registration Statement.

3.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that at this time neither it, nor anyone on its behalf, has distributed any such written communications to potential investors.  The Company further advises the Staff that, if any such communications are used, it will supplementally provide the same to the Staff.

Prospectus Summary, page 1

Overview, page 1

4.              You disclose here and in several other places that you are a “leading independent” agricultural biotechnology trait development company. Please provide a basis for your statement that you are “leading.” Please also clarify what is meant by “independent.” Further, we note the discussion in the Competition section on page 93 of “small,” “medium” and “large” companies. Please clarify here the size that best characterizes your company.

The statement that the Company is a leading agricultural biotechnology trait development company is based on, among other things, its collaborations with leading agricultural companies, recognition of it by third parties, and its track record of success in trait development since its founding in 2002.

The Company has entered into more than 60 development collaborations with global agricultural leaders such as Limagrain (Vilmorin & Cie), Mahyco (Maharashtra Hybrid Seeds Company Limited), DuPont Pioneer (E.I. du Pont de Nemours and Company), Advanta Seeds, SES Vanderhave, Genective (a joint venture between Limagrain and KWS SAAT), Scotts, U.S. Sugar, Abbott, Ardent Mills, and Bioceres. In addition, the Company has formed a joint venture with each of Limagrain and Bioceres. These companies represent some of the largest and most successful companies in their spaces.

The Company has also been recognized by third parties as a leader on account of its achievements. The Cleantech Group named the Company to the 2014 Global Cleantech 100 list, described by the Cleantech Group as “an international list of private companies representing the most innovative and promising ideas in clean technology.” Also in 2014, the MIT Technology Review named the Company to its 2014 50 Smartest Companies list, described by the MIT Technology Review as a list that “spotlights companies that over the past year made a difference through their innovations by filling a need or challenging others to step up their game.” In 2011 and 2012, the Company was named to AlwaysOn’s GoingGreen Silicon Valley Global 200 list, described by AlwaysOn as honoring “private companies that are demonstrating leadership and pursuing game-changing approaches and technologies that are likely to disrupt existing and entrenched players in green technology.”

The Company believes that its leadership in the industry is also evident in being one of the first companies to have its regulatory efforts relating to its product development efforts be recognized and verified as conforming to the U.S. Department of Agriculture (“USDA”) Biotechnology Quality Management System (“BQMS”) audit standard. The USDA has also recognized and verified the BQMS of Verdeca LLC, the Company’s joint venture with Bioceres, as conforming to the USDA audit standard. In addition, the Company is the only company since 2006 to have been authorized by the California Rice Commission to conduct transgenic rice trials in the state of California.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 45, and 69 of Amendment No. 1 to remove references to being an “independent” company as it was not helpful to an understanding of the Company.  In response to the Staff’s comments, the Company has also revised the disclosure on pages 94 and 95 of Amendment No. 1 to better distinguish between large and fully integrated multinational seed companies, such as Monsanto and DuPont Pioneer, which cover all phases of the development and commercialization of seeds, as compared to smaller companies that focus on only a portion of the seed development process, such as gene discovery and early research, rather than categorizing companies as “small,” “medium,” and “large.”

5.              We note your disclosure that you have 13 traits in “advanced stages of development or on the market,” as well as your discussion of products or traits in the “advanced development” stages. Please clarify throughout your document what you mean by “advanced stages of development” and discuss the requirements and timelines involved in moving a trait or product from the “advanced stage” to the commercial phase. In this regard, we note the description of “Advanced Development” on page 66.

In response to the Staff’s comment to clarify what is meant by “advanced stages of development,” the Company has added disclosure on page 3 of Amendment No. 1 to clarify that it refers to products that are at Phase 3 or higher in the product development cycle as products that are in “advanced stages of development or on the market,” and has replaced two instances of “advanced stages of development,” on pages 1 and 3, with a more detailed description of the development status of these 13 traits.

The Company acknowledges the Staff’s comment regarding the requirements and timelines involved in moving a trait or product from the “advanced stage” to the commercial phase and respectfully advises the Staff that a detailed discussion regarding these requirements and timelines is included in the “Industry Overview” section on pages 67 and 68 and in the “Business” section on pages 84 through 89 of Amendment No. 1. In particular, page 67 includes a description of the requirements for each phase from Advanced Development (Phase 3) through Commercial (Phase 5), including estimates of the average duration of each phase in months.

6.              It appears that you are in the business of researching, developing and commercializing seed traits and products. With a view toward disclosure, please explain why your relevant target market is a portion of the “$2.6 trillion annual farm revenue from agricultural crops” rather than the $39.4 billion seed market.

In response to the Staff’s comment, the Company has replaced references to the “$2.6 trillion annual farm revenue” market with references to the $39.4 billion seed market. The Company respectfully advises the Staff that it has made corresponding edits on pages 45 and 69 of Amendment No. 1, and has also inserted language on pages 45 and 69 to clarify that the Company’s goal is to increase the value of this $39.4 billion seed market significantly by increasing yields in the $1.0 trillion market for the six largest global crops, and to capture a portion of the increased value.

7.              Here and where it appears elsewhere in the document, please expand your disclosure to briefly explain what you mean when you say that you “reduce risk and avoid most of the costs associated with basic research by acquiring trait technologies that have already achieved proof of concept through basic research carried out elsewhere.” Please explain here what it means to achieve proof of concept. In this regard, we note the description of Phase 1, Proof of Concept, in the chart on page 66.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 46, and 69 of Amendment No. 1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that achieving proof of concept in its industry means that the initial feasibility screening process in the laboratory and the greenhouse for a potential trait has been completed and there is good evidence that the trait works in plants. Once proof of concept has been achieved, the trait typically begins Phase 2 of the development process, which involves greenhouse trials and initial field trials and which may also involve additional laboratory screening.

Our Strengths, page 4

8.              Please explain how your pipeline of agricultural productivity “provides access” to multiple large, potentially high growth markets.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 71 of Amendment No. 1.

9.              In the third bullet point of this section, you discuss technologies that have achieved proof of concept in the first sentence, while the caption discusses advanced development stage products. Please clarify the stages that most of your products have reached, and provide the reasons that you believe this progress substantially reduces the risk and time to market referenced in the caption.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 71 of Amendment No. 1.

The Company respectfully advises the Staff that acquiring a trait that has achieved proof of concept and has begun Phase 2 of the development process, as compared to an earlier-stage trait in the Discovery phase, reduces the estimated average development duration by 36 to 72 months and increases the estimated average probability of success from 5% to 50%. See “Industry Overview—Innovation and Commercialization Process in Biotech Seed Traits” on page 65 of Amendment No. 1.

10.       In the fourth bullet point of this section, with a view towards disclosure, please tell us how your regulatory expertise would enable expedited regulatory review.

In response to the Staff’s comment, the Company has deleted references to expedited regulatory review on pages 5 and 71 of Amendment No. 1.

Risk Factors, page 11

Changes in laws and regulations…and disrupt our business, page 20

11.       Please revise this risk factor to include the information that a number of states have legislation pending that would limit the use or require the labeling of GM crops in those states, and briefly state the risk presented by such legislation to your business, or tell us why you do not believe the legislation is material.

In response to the Staff’s comment, the Company has split the existing risk factor into two separate risk factors in Amendment No. 1 to better distinguish between consumer and government resistance to GM crops, and has added disclosure to the consumer risk factor on page 21 to disclose state-level labeling initiatives for GM crops and the risks these present to the Company’s business.

Components of Our Statements of Operations Data, page 46

Revenues, page 46

12.       We note that the percentage of revenues attributable to contract research and government grant revenue has risen for each reportable period since December 31, 2012, reaching a high of 79% for the six months ended June 30, 2014. Please tell us whether this is a material trend that warrants enhanced disclosure in MD&A.

In response to the Staff’s comment, the Company has added disclosure on page 47 in Amendment No. 1 regarding expected trends in its revenues.

Liquidity and Capital Resources, page 52

13.       Please revise to disclose in greater detail the demands on liquidity that will accompany the implementation of your business plan. Discuss expenditures such as field testing, seeking regulatory approval for, and other expenses associated with developing and marketing your products, the timing of such demands, and the amount of funding required, short-term and long-term, the expected sources of funding and the impact on the company if the funding cannot be obtained. In addition, provide specific information about the timelines accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to reach revenue generation and the associated costs.

In response to the Staff’s comment, the Company has added disclosure on pages 53 and 54 in Amendment No. 1. In addition, the Company respectfully advises the Staff that existing disclosure on page 49 of Amendment No. 1 discusses the expected amount and timing of research and development expenses and expected sources of funding, and that the existing disclosure on page 53 of Amendment No. 1 discusses the expected sources of funding.

Industry Overview, page 66

Innovation and Commercialization Process in Biotech Seed Traits, page 66

14.       Refer to the table on page 66, and to the disclosure about Monsanto on page 70. Please explain why the outcomes that Monsanto achieved would be relevant for GM trait research performed by other companies, or explain what would account for any differences in outcome. Clarify the reasons that the Monsanto 2011 Investor Toolkit is germane to the outcomes that Arcadia expects.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the field of GM trait development lacks a government-standard development measure equivalent to, for example, the FDA’s drug review process for the field of drug development, which is based on clinical trials. However, the agricultural industry has adopted informally a somewhat analogous system, the development stages described in the Monsanto 2011 Investor Toolkit (the “Monsanto Toolkit”) as an industry standard. The Company believes that the Monsanto Toolkit framework has been adopted by the industry because the factors that affect the duration and probability of success of each stage in the GM trait research and development process are comparable across companies within the industry, due in part to the impact of plant biology on the development process and timeline. Therefore, the development stages described in the Monsanto Toolkit are generally applicable to trait research and development, whether conducted by Monsanto or by other companies, including the Company.

In addition to its general applicability, the Company believes that Monsanto’s development stage framework has been adopted by the industry in part because Monsanto is the largest seed trait company in the world, and Monsanto’s development process is therefore familiar to investors. Further, the toolkit is publicly available via Monsanto’s website. The Company also respectfully advises the Staff that it believes that other companies as well as research analysts who cover the industry have adopted similar terminology.

For example, the Company notes that Evogene Ltd., a seed trait development company, utilizes the same Monsanto-sourced R&D framework in its SEC filings, including in its Form F-1 Registration Statement (File No. 333-191315) declared effective on November 20, 2013. DuPont Pioneer, a seed development and production company, utilizes the same R&D framework in its R&D pipeline specification sheets available at http://www.pioneer.com/home/site/about/research/pipeline/specification-sheets/.

The Company also respectfully advises the Staff that research analysts have adopted similar terminology in their coverage reports on the industry. For example, research analyst reports issued for Evogene Ltd. from Deutsche Bank Markets Research, dated December 17, 2013, Credit Suisse Securities Research & Analytics, dated December 16, 2013, Oppenheimer & Co., dated December 16, 2013, and Piper Jaffray, dated December 16, 2013, all use language consistent with Monsanto’s development stage framework to describe and analyze Evogene Ltd.’s product development process. Therefore, the Company respectfully submits that this framework will be understood by potential investors in the Company and by analysts who elect to cover the Company.

Business, page 68

Agricultural Productivity Traits, page 74

Agronomic Trait Stacks, page 79

15.       Expand this section briefly to clarify why a molecular trait stack that is applicable to one crop would necessarily be feasible in another crop.

In response to the Staff’s comment, the Company has added clarifying disclosure to page 80 and 81 in Amendment No. 1. The Company respectfully advises the Staff that there are multiple examples of trait stacks working across multiple crops. Dow AgroScience’s EnlistTM trait is an example of a molecular trait stack that has been commercialized in both corn and soybeans and is described at http://www.enlist.com/en/how-it-works/enlist-traits#corn.

Financial Statements, page F-1

16.       Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises that it has updated its financial statements to include the quarter ended September 30, 2014 in Amendment No. 1.

Exhibits

17.       We note your disclosure on pages 49 - 50 that USAID accounted for 18% and 41% of your total revenues for the six months ended June 30, 2013 and 2014, respectively, and that NIH accounted for 3% and 14% of your total revenues for the six months ended June 30, 2013 and 2014, respectively. Please provide an analysis as to whether you are required to file your agreements with these entities. Please also provide an analysis as to whether you are required to file any agreements with respect to your two joint ventures, Limagrain Cereal Seeds LLC and Verdeca LLC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s agreements with the USAID have been filed as exhibits to the Registration Statement in conjunction with Amendment No. 1.

The Company respectfully advises the Staff that it has considered carefully its filing obligations with respect to its agreements with the NIH and respecting its two joint ventures, Limagrain Cereal Seeds LLC and Verdeca LLC, in light of the requirements of Item 601 of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement…,” and exempts from the filing requirement contracts “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” unless it falls into certain categories. One of these categories is “any contract upon which the registrant’s business is substantially dependent….”

The Company concluded that the NIH agreements are not material to the Company, as the Company’s business is not substantially dependent on the NIH agreements, given that the revenues received under these agreements to date is less than 2% of the net proceeds the Company has received from private placements of equity and debt.

The Company also concluded that its Limagrain Cereal Seeds LLC and Verdeca LLC joint venture agreements are not material to the Company, nor is the Company’s business substantially dependent on these agreements, given that the Company has not recognized any revenue to date from these joint ventures.

Accordingly, the Company has determined that its agreements with the NIH, Limagrain, and Verdeca LLC are not required to be filed as exhibits to the Registration Statement.

***************

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Christopher Austin at (212) 506-5234 or by email at caustin@orrick.com.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE, LLP

/s/ Karen A. Dempsey
Karen A. Dempsey

cc:	Eric J. Rey, Arcadia Biosciences, Inc.
Wendy S. Neal, Arcadia Biosciences, Inc.
Christopher Austin, Orrick, Herrington & Sutcliffe, LLP
Drew Williamson, Cooley LLP